                                   EXHIBIT 18

                    LETTER RE: CHANGE IN ACCOUNTING PRINCIPLE

  August 18, 1998

  Elcor Corporation
  14643 Dallas Parkway, Suite 1000
  Dallas, Texas  75240-8871



  Re:  Form 10-K Report for the year ended June 30, 1998

  Gentlemen:

  This letter is written to meet requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

  As of June 30, 1998, the company changed from the last-in, first-out method of accounting for inventories to the first-in, first-out method. According to the management of the company, this change was made to provide a better measurement of operating results.

  A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

  We are of the opinion that the company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

  Very truly yours,


  /s/ ARTHUR ANDERSEN LLP
  -----------------------
      Arthur Andersen LLP